575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax GREGORY E XETHALIS gregory.xethalis@kattenlaw.com 212.940.8587 direct 212.894.5578 fax

June 29, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

ETFS Silver Trust
Post-Effective Amendment No. 2 to Registration on Form S-1
Registration No.: 333-156307

Dear Ladies and Gentlemen:

          On behalf of the ETFS Silver Trust (the “Trust”) sponsored by our client, ETF Securities USA LLC, we are filing this correspondence in respect of the Trust's Post-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”) filed pursuant to the Securities Act of 1933 on June 22, 2010.

          With respect to the Staff’s comments delivered telephonically by Ms. Tracey McNeil on June 24, 2010, our client has advised us that the Trust will make the requested disclosure in a final prospectus to be filed under Rule 424(b)(3) that will incorporate by reference the Trust's Current Report on Form 8-K, filed on April 1, 2010. We intend to file such final prospectus promptly after the Registration Statement has been declared effective by the Commission.

          Please do not hesitate to contact me at (212) 940-8587 or Peter Shea at (212) 940-6447 if you have any questions or comments with respect to the foregoing response or the Amendment.

Very truly yours,

/s/ Gregory E Xethalis
Gregory E. Xethalis

Enclosures

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracey L. McNeil
Mr. Graham Tuckwell
Mr. Tom Quigley
Mr. Peter Shea